

April 10, 2023

Toni Y. Hickey
Chief Legal Officer and Corporate Secretary
Atmus Filtration Technologies Inc.
26 Century Boulevard
Nashville, Tennessee 37214

   Re: Atmus Filtration Technologies Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed March 31, 2023
     File No. 333-269894

Dear Toni Y. Hickey:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2023 letter.

Form S-1/A Filed March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 67

1. You disclose on pages 32 and 66 that the appreciation of the U.S. dollar against foreign currencies has had a negative impact on your consolidated results of operations. To the extent material, please revise your results of operations to quantify for each period presented the impact that foreign currency movements had on your results, including separate presentation of the impact on your revenues and expenses.

You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark L. Mandel